Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: June 26, 2024

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS FOR THE MEETING

	For	Against	Abstain
1. To re-elect Dr. Ilan Cohn to the Company's Board of Directors as a Class II director, until his term expires in accordance with his class.	☐	☐	☐
2. To re-elect Yoseph Bornstein as one of the Company's external directors for a three-year term ending July 29, 2027.	☐	☐	☐

	Yes	No
2A. Please mark <u>YES</u> if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark <u>NO</u> if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
3. To approve the grant of options to each of the Company's directors, excluding Dr. Pnina Fishman, the Company's Chairman of the Board and director, as described in the accompanying proxy statement.	☐	☐	☐
4. To approve the grant of options to Dr. Pnina Fishman, the Company's Chairman of the Board, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
4A. Please mark <u>YES</u> if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark <u>NO</u> if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
5. To approve the grant of options to Motti Farbstein, the Company's Chief Executive Officer, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
5A. Please mark <u>YES</u> if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark <u>NO</u> if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
6. To approve an increase to the Company's authorized share capital by 5,000,000,000 shares, such that following the increase, the authorized share capital shall equal to 10,000,000,000 ordinary shares, no par value each, and to approve an amendment to the Company's Articles of Association accordingly.	☐	☐	☐
7. To ratify an amendment to the Company's compensation policy as proposed within the Board of Directors resolution dated as of November 29, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company's Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by The New York Stock Exchange (the "NYSE") and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the NYSE listing rule;	☐	☐	☐

	Yes	No
7A. Please mark <u>YES</u> if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark <u>NO</u> if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
8. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's registered public accounting firm for the year ending December 31, 2024 and until the Company's next annual general meeting of shareholders, and to authorize our audit committee to fix such accounting firm's compensation.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here ______________________ Please Date Above

______________________ Please Sign Here ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be Held on June 26, 2024 for Holders as of May 29, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.D.T. on June 20, 2024

To view the proxy statement associated with this meeting, please visit:
placeholder TBD

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.D.T. on June 20, 2024)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Can-Fite BioPharma Ltd.** (the "Company"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 29, 2024** at the **Annual General Meeting of Shareholders** of the Company to be held on **June 26, 2024** at **3:00 p.m.** (Israel time), at the offices of the Company, located at 10 Bareket Street, Petach Tikva, Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" ON EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. **Please direct the Depositary how to vote by placing an X in the box opposite each agenda item.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
3. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903